UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1)*

QUANTENNA COMMUNICATIONS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

74766D100

(CUSIP Number)

DECEMBER 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Name of Reporting Persons Sigma Partners 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by Sigma Partners 7, L.P. (“SP 7”), Sigma Associates 7, L.P. (“SA 7”) and Sigma Investors 7, L.P. (“SI 7”), Sigma Management 7, L.L.C. (“SM 7” and, together with SP 7, SA 7 and SI 7, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

1.	Name of Reporting Persons Sigma Associates 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by Sigma Partners 7, L.P. (“SP 7”), Sigma Associates 7, L.P. (“SA 7”) and Sigma Investors 7, L.P. (“SI 7”), Sigma Management 7, L.L.C. (“SM 7” and, together with SP 7, SA 7 and SI 7, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

1.	Name of Reporting Persons Sigma Investors 7, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) PN

(1)   This Schedule 13G is filed by Sigma Partners 7, L.P. (“SP 7”), Sigma Associates 7, L.P. (“SA 7”) and Sigma Investors 7, L.P. (“SI 7”), Sigma Management 7, L.L.C. (“SM 7” and, together with SP 7, SA 7 and SI 7, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

1.	Name of Reporting Persons Sigma Management 7, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0 shares

	6.	Shared Voting Power 0 shares

	7.	Sole Dispositive Power 0 shares

	8.	Shared Dispositive Power 0 shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0%

12.	Type of Reporting Person (See Instructions) OO

(1)   This Schedule 13G is filed by Sigma Partners 7, L.P. (“SP 7”), Sigma Associates 7, L.P. (“SA 7”) and Sigma Investors 7, L.P. (“SI 7”), Sigma Management 7, L.L.C. (“SM 7” and, together with SP 7, SA 7 and SI 7, the “Sigma Entities”).  The Sigma Entities expressly disclaim status as a “group” for purposes of this Schedule 13G.

Item 1(a)	Name of Issuer Quantenna Communications, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices 3450 W. Warren Avenue Fremont, CA 94538

Item 2(a)	Name of Person Filing Sigma Partners 7, L.P. (“SP 7”) Sigma Associates 7, L.P. (“SA 7”) Sigma Investors 7, L.P. (“SI 7”) Sigma Management 7, L.L.C. (“SM 7”)
Item 2(b)	Address of Principal Business Office or, if none, Residence 2105 S. Bascom Avenue, Suite 370 Campbell, CA 95008
Item 2(c)	Citizenship SP 7 - Delaware SA 7 - Delaware SI 7 - Delaware SM 7 - Delaware
Item 2(d)	Title of Class of Securities Common Stock
Item 2(e)	CUSIP Number 74766D100

Item 3	Not applicable.

Item 4	Ownership

Sigma Entity	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class
SP 7	0	0	0	0	0	0	7%
SA 7	0	0	0	0	0	0	0%
SI 7	0	0	0	0	0	0	0%
SM 7	0	0	0	0	0	0	0%

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6	Ownership of More than Five Percent of Another Person
Not applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8	Identification and Classification of Members of the Group
Not applicable.

Item 9	Notice of Dissolution of Group
Not applicable.

Item 10	Certification
Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2019	SIGMA PARTNERS 7, L.P.

	BY:	SIGMA MANAGEMENT 7, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsh
Gregory Gretsch
Managing Director

SIGMA ASSOCIATES 7, L.P.

	BY:	SIGMA MANAGEMENT 7, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsh
Gregory Gretsch
Managing Director

SIGMA INVESTORS 7, L.P.

	BY:	SIGMA MANAGEMENT 7, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsh
Gregory Gretsch
Managing Director

SIGMA MANAGEMENT 7, L.L.C.

	By:	/s/ Gregory Gretsh
Gregory Gretsch
Managing Director

EXHIBIT INDEX

Exhibit No.

99.1	Agreement pursuant to 13d-1(k)(1) among Sigma Partners 7, L.P., Sigma Associates 7, L.P., Sigma Investors 7, L.P. and Sigma Management 7, L.L.C.

Exhibit 99.1

AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

February 14, 2019	SIGMA PARTNERS 7, L.P.

	BY:	SIGMA MANAGEMENT 7, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsh
Gregory Gretsch
Managing Director

SIGMA ASSOCIATES 7, L.P.

	BY:	SIGMA MANAGEMENT 7, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsh
Gregory Gretsch
Managing Director

SIGMA INVESTORS 7, L.P.

	BY:	SIGMA MANAGEMENT 7, L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Gregory Gretsh
Gregory Gretsch
Managing Director

SIGMA MANAGEMENT 7, L.L.C.

	By:	/s/ Gregory Gretsh
Gregory Gretsch
Managing Director